As filed with the Securities and Exchange Commission on March 21, 2007
                                File No. 0-52408



                          U. S. SECURITIES AND EXCHANGE
                        COMMISSION Washington, D.C. 20549



                                   Form 10-SB
                                (Amendment No. 3)



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          Emerging Media Holdings, Inc.
                 (Name of small business issuer in its charter)


                Nevada                                        13-1026995
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                      Identification Number)


                       125, 31 August 1989 Str.m Suite # 5
                           Chisinau, MD-2012, Moldova
                       Phone: (373) 22 23-79-81, 23-33-86

                                 Address in USA:
                         1809 E. BROADWAY ST, SUITE 175
                                Oviedo, FL 32765
                                 (407) 620 1063
          (Address and Telephone Number of principal executive offices)

                                  Iurie Bordian
                                 309 Celtic Ct.
                                Oviedo, FL 32765
                                 (407) 620-1063
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, Esq.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, $.001 par value per share

                                Table of Contents

Part I

         Item 1.     Description of Business ................................................4

         Item  2.    Management's Discussion and Analysis or Plan of Operation .............10

         Item  3.    Description of Property ...............................................14

         Item  4.    Security Ownership of Certain Beneficial Owners and ...................14
                     Management

         Item  5.    Directors and Executive Officers, Promoters and .......................15
                     Control Persons

         Item  6.    Executive Compensation ................................................15

         Item  7.    Certain Relationships and Related Transactions ........................15

         Item  8.    Description of Securities .............................................16

Part II

         Item  1.    Market Price of and Dividends on the Registrant's Common ..............16
                     Equity and Related Stockholders Matters

         Item  2.    Legal Proceedings .....................................................17

         Item  3.    Changes in and Disagreements with Accountants .........................17

         Item  4.    Recent Sales of Unregistered Securities ...............................17

         Item  5.    Indemnification of Directors and Officers .............................17


Part Financial Statements


Part III

         Item  1.    Index to Exhibits .....................................................20

         Item  2.    Description of Exhibits ...............................................20

SIGNATURES

Cautionary Note Regarding Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," " plan," "foresee," "likely" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report.

     o the timing, impact and other uncertainties related to pending and future acquisitions by us;

     o    the impact of new technologies;

     o    changes in laws or rules or regulations of governmental agencies; and

     o    currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

PART I
------

Introductory Note
The consolidated financial statements, including the information in the notes thereto, as of and for the 9 months ending September 30, 2006 included in this Form 10 are unaudited. The consolidated financial statements for the years ending December 31, 2005 and December 31, 2004 are audited by Wiener, Goodman & Company, P.C.

Item 1   DESCRIPTION OF BUSINESS

General

Throughout this Form 10, the terms "we," "us," "our," "AMG" and "Company" refer to Emerging Media Holdings, Inc., a Nevada corporation, and, unless the context indicates otherwise, includes our subsidiaries.

We were formerly known as China Bio Health Group, Inc and were incorporated under the laws of the State of Nevada September 3, 2003. On June 30, 2006, we effectuated a share exchange (Merger) whereby we acquired all of the outstanding interest in our wholly-owned subsidiary, Cabavarum , the 100% owner of Analiticmedia-Grup both Moldovan companies ("AMG"). AMG was formed in October of 1998 as a Republic of Moldova limited liability company, which is materially similar to a limited liability company in the United States, which we refer to as the U.S. AMG. has been producing and broadcasting TV programs and news reports primarily for the Moldovan viewers.

We own 100% of the equity interest in AMG, The vast majority of our operations are conducted through our subsidiaries, and the following discussion of our business includes the business of AMG.

All of our TV production and broadcasting operations are conducted in the Republic of Moldova, which is located between Romania and Ukraine in Eastern Europe. Having our production facilities in the Republic of Moldova generates certain challenges for us, such as:

     o Obtaining independent public authority (CCA) government approval and licensing relating to the operation of a business can still be time-consuming, costly and bureaucratic.

     o The country's legal, regulatory and accounting systems are in the process of transitioning to a market based system versus a state-influenced system and these new systems are not yet entirely o consistent with international laws. The infrastructure in the country is relatively poor by not only U.S. standards, but Western European standards also.

     o The majority of the parliament and the president of the country are current members of the Communist party, which is one of several political parties in the country. The Communist party won the majority vote in the new Moldovan parliament during the March 2005 elections.

     o Although an extensive legislative base and a Center for Combating Corruption exists in Moldova, Corruption in the federal government of Moldova as well as local governments is extensive and the current laws, regulations and penalties against corruption are not strictly enforced which can lead to uncertainty when working with government personnel and agencies.

All measurements referring to any financial information is reflected in U.S. dollars, unless otherwise noted.

Our fiscal year ends on December 31, and references to "fiscal 2005" refer to the year ended December 31, 2005, references to "fiscal 2004" refer to the year ended December 31, 2004.

History of the AMG

AMG was formed in October 1998 to acquire media holdings in Moldova and surrounding countries and to broadcast and publish acquired and original media content. In 1998, AMG signed a contract with Russian Public Television ("ORT") to broadcast its programs in Moldova. In 1999, AMG established the newspaper "Vremea" and took over management of the newspaper "De Facto ". In 2002, AMG sold its newspaper holdings to focus on the fast growing television market.

At the beginning of 2003 AMG held an estimated 60%-70% of the advertisement market of Moldova, a position confirmed by TNS GALLUP Media and AGB Nielsen Media Research through an official measurement of TV channels rating in Moldova. In September of 2005, the shareholders of AMG voted to create a separate frequency for their television channel and give up operating on the state television frequency, thus giving up a large portion of the Company's revenues. On March 1, 2006, AMG launched its own television channel TV7 that broadcasts on the 43rd decimetres frequency.

AMG signed a contract with the Russian television companies NTV and NTV world ("NTV"), which are the leading television channels in Russia and owned by Gasprom Media. On March 6, 2006, the News Department of TV7 has begun to broadcast the "News Bulletin" a specialized news program.

Products

EMH's products consist of programs of the Russian TV channel NTV and in-house production programs. NTV is a news channel. Traditionally news programs collect the greatest audience. NTV is the only broadcasting company in Russia that daily prepares more than 10 news releases.


          TV7 channel also produces its own news and analytical programs, such as:
     o    "Today in Moldova" in Russian;
     o    "Cotidian" in Romanian language;

     o    "Cotidian Exclusive" in Romanian language;
     o    "Vedete cu sort" ("Stars in the kitchen") in Romanian language;
     o    Weather forecast in Russian and Romanian languages.

The revenues of the company depend on placement of advertisements and broadcasting sponsorships.


Competition

TV7 is among the three leaders in the industry based on commercial quotas and ratings. In 2006, TV7 reached the second place among other TV channels in Moldova, with 21.6% of the commercial quota for the Capital of Moldova and 9% of the commercial quota for the Republic of Moldova.

The channel's competition in the Moldovan broadcasting market is other news programs and the market share indicators are based on the number of people watching and third party ratings. Other non state-owned news channels in Moldova are NIT channel and Pro-TV channel, with 12.4% and 3.8% of the commercial quota for the Capital of Moldova and 7.7% and 2.1%, respectively, of the commercial quota for the country.

The Company's competitive advantage in the market is the news broadcasting and a strong brand name. According to AGB Nielsen Media Research independent marketing study conducted in 2006, TV7 is among the first three most popular news channels in Moldova.

Broadcasting
------------

TV7 television channel's technical base consists of a newsroom that can also be used as a studio for television transmissions in recordings and live broadcasts. TV7 also has an "on-air" apparatus room, an apparatus room for creation of play lists, and an apparatus room for video tape editing suite and sound scoring.

The news room has three video cameras, Sony DSR-390, DSR-500 and DSR-250, studio pedestals Vinten, auto cues Odyssey, vision production switcher DSC 545, fader Beringer 16. The lighting equipment of the television channel TV7 consists of Logocam company projectors and Ianiro filling instruments, and suspension lighting instruments of Logocam Company.

The camera device studio includes 4 television reporter sets of DVCAM format. The Television Reporter Complex is completed with Sennheizer radio systems, lighting instruments, jackets and other accessories.

The channel team is composed of 56 highly qualified employees.

Risk Factors

Risk Factors That May Affect Our Future Results and the Market Price of Our
Stock

In addition to the other information set forth elsewhere in this report, you should carefully consider the following factors when evaluating us. An investment in EMG will be subject to risks inherent in our business. The trading price of our shares will be affected by the performance of our business relative to, among other things, our competitors, market conditions and general economic and industry conditions. The value of an investment in EMG may decrease, resulting in a loss. If any of the following risks actually occurs, our business, financial condition and results of future operations could suffer. In such case, the trading price of our shares could decline, and you could lose all or part of your investment.

Dependence on media rules and regulations.

We sell advertising time to the third parties for further resale to advertisers. Media channels have been characterized in recent years by rapid change, including changes in rules and regulations. Future changes may adversely affect our ability to effectively sell advertising space, and thus may adversely affect our ability to generate revenues.

We depend on the services of our chief executive officer, and implementation of our business plan could be seriously harmed if we lost the services of our CEO.

We depend heavily on the services of Iurie Bordian, our Chairman, Chief Executive Officer and President. We do not have an employment agreement with Mr. Iurie Bordian, nor do we have a "key person" life insurance policy on Mr. Iurie Bordian to cover our losses in the event of his death. There can be no assurance that our CEO will remain in his management positions with us, and the loss of his services would disrupt our business operations which could reduce our revenues and profits.

Our revenue could decline if we are unable to maintain or increase prices, there is a general decline in the advertisements or consumers decide to purchase competitive products instead of our products.

Our channel competes in all of the media market segments with many other Moldovan and foreign broadcasting companies. Advertisers purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our channel, including its quality or pricing, compared to competitive products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase advertising or promotional expenditures, or the number of our personnel to maintain our competitive position, or for other reasons.

Integration of the business and product offerings of acquired companies could disrupt our business operations. We have made a few acquisitions in the recent year and anticipate that we may, from time to time, acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Any business we acquire will need to be integrated with our existing operations. While we have not had difficulty in the past effectively assimilating the business or product offerings of companies we have acquired, there can be no assurance that we will not have difficulties doing so in the future. In addition, we could incur unknown or contingent liabilities of acquired companies. Difficulties in integrating the operations and personnel of the acquired companies could disrupt our business operations, divert management's time and attention and impair relationships with and risk the possible loss of key employees and customers of the acquired business. Our failure to adequately manage the integration of any acquisition could disrupt our business operations and lower our revenues and profits.

We depend on our trademarks and proprietary rights for a competitive advantage in the Moldovan market, and any failure to protect our intellectual property rights may damage our competitive position.

Our success depends largely upon our ability to protect our current and future brands and products, and to defend our intellectual property rights. Competitors infringing on our trademarks by using trademarks, trade names or trade dress that resemble ours will dilute our intellectual property rights, which could materially harm our ability to maintain or expand our sales and our future financial results.

It may be difficult to effect service of U.S. process and enforce U.S. legal process against our directors and us.

We are organized under the laws of Nevada. Therefore, our stockholders are able to effect service of process in the U.S. upon us. However, our directors and almost all of our operating assets are located outside the U.S. in the Republic of Moldova. As a result, it may not be possible to effect service of process upon our directors in the Republic of Moldova, nor may it be possible to enforce judgments of U.S. courts against these directors or our assets. Any judgments of U.S. courts against our directors residing in the Republic of Moldova will have to be domesticated in the Republic of Moldova in accordance with the Moldovan civil code, including the code of civil procedure and related laws and directives approved by the Moldovan Parliament and the Plenum of the Supreme Court Justice of the Republic of Moldova. Original actions or actions for enforcement of judgments of U.S. courts predicated solely upon the laws of the U.S., including the U.S. federal securities laws, may not be enforceable in the Republic of Moldova. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may not be enforceable in Moldova.

We do not plan to pay cash dividends.


Holders of our common stock are entitled to cash dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends. Our management does not anticipate the declaration or payments of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors.

Deterioration of the market reforms undertaken by the Moldovan government may undermine our ability to operate our business and predict financial performance.

The Republic of Moldova has undergone significant political and economic change since 1990 and any substantial change in current laws or regulations (or in the interpretations of existing laws or regulations), whether caused by changes in the government of Moldova or otherwise, could have an impact on our results of operations. For example, currently there are no significant limitations on the repatriation of profits from Moldova, and for the last ten years the government continuously has been improving the national economy for the liberalization, but there is no assurance that foreign exchange control restrictions or similar limitations will not be imposed in the future with regard to repatriation of earnings and investments from the country. If such exchange control restrictions, or similar limitations are imposed, the ability of our U.S. parent holding company to receive payments from its subsidiaries could be reduced, which would reduce our ability to invest in our operations in countries other than Moldova. If we are unable to invest in our non-Moldovan operations, our operating results could suffer which could reduce the value of our shareholders' investment in our common stock.

There is no guarantee that the Republic of Moldova government will not exert greater control over media.

The Republic of Moldova became the first former republic of the USSR to elect a communist majority parliament and a communist president in 2001. The communist party also won the majority of votes during the March 2005 parliamentary elections, which had been recognized by US, EU and other international observers, thus extending its majority in the parliament until 2008. Current political forces in the parliament are promoting significantly greater government controls over the economy and in particular over media production. If the president and parliament decide to exert additional control over media production, our business, financial condition and results of future operations could suffer. We may be required to pay additional taxes and/or fees in connection with our production and we may not have as much control over the operations of our day-to-day business operations in the Republic of Moldova.

Changes in exchange rates could affect our financial results and management's ability to make financial projections.

Our operations are conducted primarily in the Republic of Moldova, and the functional currency of our subsidiaries in Moldova is the Moldova lei. This exposes us to risks associated with both foreign currency translation, and foreign currency transactions.

While the functional currency of our operating subsidiaries is the lei, we report in U.S. dollars. In preparing our financial statements, the revenues and expenses of such subsidiaries are translated into U.S. dollars at average exchange rates prevailing during the period. The assets and liabilities are translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders' equity. The amount of such gain or loss will depend in changes in the exchange rate between the lei and the U.S. dollar and the composition of our assets and liabilities in Moldova. If the U.S. dollar increases in value against the lei, the amount reported in U.S. dollars for assets, liabilities, revenues and expenses originally recorded in the Moldovan lei will decrease. Conversely, if the U.S. dollar decreases in value against the lei, the amount reported in U.S. dollars for assets, liabilities, revenues and expenses originally recorded in the lei will increase.

Item 2   PLAN OF OPERATION

Sales and Marketing.

The year 2006 is the initial period of formation of channel TV7. During this period the TV channel focused on increasing its audience. As a result of our successful effort, according to AGB data Analysis, TV7 channel was propelled to the second place in the Capital of Moldova, Chisinau.
Next year, based on the TV viewers' data and assessment of professional TV market observers, channel TV7 is expected to have at least 20% commercial quota in Moldova. The expected turnover from the TV advertisements is likely to result in a substantial revenue growth in the 2007 and 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


The following is derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2005 and 2004 and unaudited consolidated financial statements for the nine month ended September 30, 2006 and 2005.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004.NINE MONTHS ENDED SEPTEMBER 30,2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,2005



REVENUES. Revenues increased $631,448 or 27.40% to $2,937,588 for the fiscal year ended December 31, 2005 from $2,306,140 for the fiscal year ended December 31, 2004. This increase was primarily due to increased sales resulting from our additional advertising placements in 2004 through 2005.


In March, 2006, AMG started a new TV project based on the contract executed with NTV (Russian Television Company) and NTV World. As a result of the launch of a new TV project, and elimination of the previous business, the revenues for the nine months ended September 30, 2006 declined to $338,209 as compared to $1,896,062 during the same period of 2005. The decline in revenues was a result of a partial loss in advertising revenues.



     COST OF SALES. Cost of Sales increased by $369,863 or 35,9 % to $1,400,293 for the fiscal year ended December 31, 2005, from $1,030,430 for the fiscal year ended December 31, 2004. This increase was primarily due to increased sales resulting from our additional expenses connected to new advertising placements in 2004 through 2005 as well as the increased production costs as a result of the Company turning over to production of higher quality broadcasting. We expect further decrease of gross margin during 2006 due to our increasing focus on producing of high qualified broadcasting, which requires purchases of more expensive services.


Cost of Sales decreased by $378,515 or 58.4% to $269,225 for the nine months ended September 30, 2006, from $647,740 for the nine months ended September 30, 2005. This reduction was primarily due to decreased sales as a result of the new business of the company.




SELLING AND MARKETING. Selling and administrative expenses increased by $4,878 or 5,73% to $89,900 for the fiscal year ended December 31, 2005 from $85,022 for the fiscal year ended December 31, 2004. This increase was primarily due to increased overhead resulting from our additional expenses in 2004 through 2005 as well as increased legal fees.

Selling and administrative expenses decreased by $74,465 or 97.03% to $2,276 for the nine months ended September 30, 2006, from $76,741 for the nine months ended September 30, 2005. This decrease was primarily due to a temporary reduction in our marketing budget.

GENERAL AND ADMINISTRATIVE EXPENSES. General and Administrative expenses increased by $4,878 or 5.7% to $89,900 for the fiscal year ended December 31, 2005 from $85,022 for the fiscal year ended December 31, 2004. This increase was primarily due to increased overhead resulting from our additional expenses in 2004 through 2005 as well as increased legal fees.

General and administrative expenses decreased by $15,559 or 14.85% to $89,245 for the nine months ended September 30, 2006, from $104,804 for the nine months ended September 30, 2005. This decrease was primarily due to a temporary elimination of marketing budget and the overhead decrease.



INCOME FROM OPERATIONS. As a result of the foregoing, our income after certain expenses and before other items, interest expense and income taxes increased by $303,687 or 30,67, 67% to $1,293,738 for the fiscal year ended December 31, 2005 from $990,051 for the fiscal year ended December 31, 2004.


As a result of the foregoing, the Company incurred a net loss from operations of $37,701 for the nine months ended September 30, 2006, compared to net income of $1,039,902 for the nine months ended September 30, 2005.

OTHER ITEMS. Net loss from sale of fixed assets were $334,123 for the fiscal year ended December 31, 2005 as compared to profit from sales of fixed assets for the fiscal year ended December 31, 2004 of $1,941. Other income was $29 for the fiscal year ended December 31, 2005 from $0 for the fiscal year ended December 31, 2004.


Net loss from sale of fixed assets were $3,480 for the 9 months ended September 30, 2006 as compared to a loss of $334,123 for the 9 months ended September 30, 2005. Other income was $27,462 for the 9 months ended September 30, 2006 as compared to $15,011 for the nine months ended September 30, 2005.



INTEREST EXPENSE. Interest expenses decreased by $32,147 or 82,80% to $6,658 for the fiscal year ended December 31, 2005 from $38,805 for the fiscal year ended December 31, 2004. This decrease was primarily due to no existing new debt we incurred for operations during fiscal year 2005.


Interest expenses were $0 for the nine months ended September 30, 2006 as compared to $6,658 for the nine months ended September 30, 2005. This decrease was primarily due to no existing interest bearing debt during the first nine month of 2006.




INCOME TAXES. Income taxes increased by $36,026 or 19,45% to $221,230 for the fiscal year ended December 31, 2005 from $185,204 for the fiscal year ended December 31, 2004.


We did not incur income taxes for the nine months ended September 30, 2006 as compared to $165,607 for the nine months ended September 30, 2005 due to the loss from operations during the first nine month of 2006.



NET INCOME. Net income decreased by $36,227 to $731,756 for the fiscal year ended December 31, 2005 from a net income of $767,983 for the fiscal year ended December 31, 2004. This decrease was due to increasing of income taxes in 2004 through 2005.


Net income decreased by $562,244 to a loss of $13,719 for the nine months ended September 30, 2006 from a net income of $548,525 for the nine months ended September 30, 2005. This decrease was mainly due to declined revenues for the respective period.



LIQUIDITY AND CAPITAL RESOURCES


During the past twelve months, the Company embarked on the setting up of a TV channel which caused a decrease in revenues during 2006 as a result of considerable losses in advertising revenue, which triggered a decrease in the Company's cash on hand. During the fourth quarter of 2006 and continuing into the first quarter of 2007, the Company's revenues have begun to increase to approach levels that are comparable to 2005 levels. The Company expects to invest in new equipment and modernize old equipment and acquire additional licenses and patents for television products. The Company expects that cash flow from increased operations will be sufficient to fund the operations of the Company for the next twelve months as well as fund the Company's investment in new equipment.

A portion of the existing long-term and short-term investments will be used to fund operations over the next twelve months. The balance of any excess cash balances will be reinvested on a short-term basis.
The market value of long-term investments did not change as the investments were fixed yield bonds with a fixed price and fixed interest rate. There is no secondary market for the fixed yield bonds in the Republic of Moldova, thus the face value of the investments match the market value at all times.

The Company will need to purchase services for broadcasting content and leasing broadcasting coverage through uplink in order to produce "high qualified broadcasting". In order to assure that the programming is distributed to as many households as possible, the Company will need to employ the services of uplink. The use of the uplink services would allow the company to transfer its digital signal through satellite, which in return will allow the Company to transfer its broadcasting content to all of the cable networks in the country and thus increase its market share. These services are traditionally provided by technological telecommunication companies, whose services the Company intends to use. The leasing rate for the transfer of the digital signal through the satellite is estimated at $14,000 - 15,000 USD per month. The uplink services will allow the Company:

a. To make the broadcasting more attractive as it becomes digital.

b. To increase the number of viewers as satellite broadcasting will cover much larger part of the country.

The Company plans to acquire equipment to produce the broadcast programs (for studios, for breaking news mobile systems, etc); as such, this acquisition and the uplink services might present significant impact on our liquidity and capital resources of the company. The Company believes the cash flows from operations will be sufficient to fund the purchases of this equipment.



During 2005, we have funded capital requirements through operations. As of December 31, 2005, we had a cash balance of $493,553. This compares to increase in a cash balance of $449,160 at December 31, 2004 as of September 30, 2006 cash balance decrease to 229,727 due to the reasons discussed above.


Net cash used by operating activities decreased by $281,156 to $798,683 during the fiscal year ended December 31, 2005 from net cash used by operating activities of $1,079,839 during the fiscal year ended December 31, 2004. This decrease in cash used by operations resulted primarily from an increase in trade receivables of $339,785.

Cash flows used in investing activities during the fiscal year ended December 31, 2005 increased by $143,719 to $515,497 from $371,778 during the fiscal year ended December 31, 2004. This increase in cash flows used in investing activities was primarily due to payments on investment of $352,397 during the fiscal year ended December 31, 2005 as compared to $44,820 during the fiscal year ended December 31, 2004.
Payments on investments refer to the purchase of long-term government obligations and cash equivalents that have a maturity of three months or less. The Company invests excess cash to earn interest on these excess balances. The balance of the Company's investing activities is the purchase of machinery and equipment to be used in the operations of the Company's broadcasting activities.


Cash flows provided by financing activities during the fiscal year ended December 31, 2005 decreased by $114,965 to $270,000 from $384,965 during the fiscal year ended December 31, 2004. We paid notes payable approximately $270,000 during the fiscal year ended December 31, 2005 compared to $410,327 during the fiscal year ended December 31, 2004.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Dependence on one or a few major customers

The Issuer has no dependence on one or a few major customers.
Item 3:  DESCRIPTION OF PROPERTY

The Issuer does not own any real estate. The Issuer's operational offices are in Moldavia where the Corporation's President and Board Chairman, Iurie Bordian operates the business of the Company.




Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following information table sets forth certain information regarding the Company's common stock ownership on March 8, 2007, by (1) any person (including any "group") who is known by the Company to own beneficially more than 10% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address           Shares Owned              Percentage
----------------           -----------------         -------------
Chiril Luchinsky           5,051,000                 34%
c/o the Company

Iurie Bordian              100,000                   0.6%
c/o the Company


Item 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                                Age     Position
-------                             -----   ----------
Iurie Bordian                       45      Sole Director, President and CEO


Iurie Bordian, President and CEO and Sole Director since October 2006. CEO of Cabavarum SRL.
From 2002 to 2003 he co-founded MILLAGRO SRL in Moldova and serves as CEO and Director General. In 2002, he was Director General of MA-VEST SRL, in Moldova. From 1998 to 2000 he was CFO of MA-VEST SRL, Moldova. From 1994-1998 he was Chief Legal Council of "MA-VEST" SRL. From 1992-1994 he worked in the State Control Department of the Republic of Moldova as Chief of its District Branch in the District of Soroca. From 1990-1992 he was legal counselor the City Council in the District of Soroca From 1988-1990 he worked as investigator (Economic and Financial offences) for the Ministry of Internal Affairs of the Republic of Moldova. From 1985-1990 he served as Chief Investigator at the Public Prosecutor's Office of the Republic of Moldova. From 1983 to 1985 he worked as Legal Counselor at the Soroca District Trade Association. Mr. Bordian's education includes the State University of Moldova and the University of Cluj-Napoca, Romania. He has a degree in Financial Law. He is fluent in Romanian, Russian, and French and has working knowledge of English. Address:
21,Viilor 9/4 str. Soroca, Republic of Moldova, MD-2000


Item 6:  EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the period through the date of this filing.

Item 7:  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None

Item 8:  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, shares of the Company are traded on the "Pink Sheets" under the symbol "EMDH." As of December 31, 2006 there are a total of 15,053,000 issued and outstanding. Of this number a total of 5,251,000 are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. None of the restricted shares may be sold except pursuant to a Registration Statement under the Securities Act of 1933. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy
The Company has never paid or declared a cash dividend on its Common Stock. The

Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.


Item 2:  LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.


Item 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None


Item 4:  RECENT SALES OF UNREGISTERED SECURITIES

None


Item 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Nevada law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.



SHARES ELIGIBLE FOR FUTURE SALE
As of December 12, 2006, the Company had 15,053,000 outstanding shares of Common Stock. Of that number, a total of 5,251,000 shares are not registered hereby, are "restricted securities" as defined under Rule 144, and may not be sold except pursuant to a Registration Statement pursuant to the Securities Act of 1933, and thereafter, subject to the provisions of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

         (i) One percent of the outstanding shares of Common Stock; or

         (ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Emerging Media Holdings In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. Emerging Media Holdings is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                          Emerging Media Holdings, Inc.
                              Financial Statements
                                       and
                                Auditor's Report

                          EMERGING MEDIA HOLDINGS INC.

                              FINANCIAL STATEMENTS
                    SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

                          EMERGING MEDIA HOLDINGS INC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page

Financial Statements

   Balance Sheets as of September 30, 2006 (unaudited) and
      December 31, 2005                                                      F-2

   Statement of Operations for the nine months ended September 30, 2006
      and 2005 (unaudited) and the years ended December 31, 2005 and 2004    F-3

   Statement of Stockholders' Deficiency for the years ended
      December 31, 2005 and 2004 and for the nine months ended
      September 30, 2006 (unaudited)                                         F-4

   Statement of Cash Flows for the years ended December 31, 2005 and
      2004 and for the nine months ended September 30, 2006 (unaudited)      F-5

   Notes to the Financial Statements.                                     F-7-14

                  EMERGING MEDIA HOLDINGS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                       September 30,     December 31,
                                                                           2006              2005
                                                                           ----              ----
                                                                       (Unaudited)
CURRENT ASSETS:
    Cash                                                               $  229,727        $  493,553
    Marketable securities                                                 460,965           401,200
    Accounts receivable                                                   326,231           247,688
    Inventories                                                            13,882            48,801
    Refundable taxes and tax deposits                                      33,952            54,230
    Employee receivables and other current assets                           3,912           150,433
                                                                       ----------        ----------

       Total Current Assets                                             1,068,669         1,395,905

Property, plant and equipment, net                                        268,346           287,940
                                                                       ----------        ----------

TOTAL ASSETS                                                           $1,337,015        $1,683,845
                                                                       ==========        ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                    $  203,094        $  119,738
   Accrued expenses                                                        44,416            37,467
   Income taxes payable                                                         -            83,452
   Deferred income taxes payable                                            3,117             3,228
   Dividend payable                                                       646,606                 -
                                                                       ----------        ----------

       Total Current Liabilities                                          897,233           243,885
                                                                       ----------        ----------

STOCKHOLDERS' EQUITY:
    Common stock, $.001 par value, 100,000,0000 shares
       authorized 15,053,000 and 15,053,000
       shares issued and outstanding at September 30, 2006 and
       December 31, 2005                                                   15,053            15,053
   Additional paid-in-capital                                              14,208            14,208
   Retained earnings                                                      392,737         1,406,456
   Accumulated other comprehensive income                                  17,784             4,243
                                                                       ----------        ----------

      Total Stockholders' Equity                                          439,782         1,439,960
                                                                       ----------        ----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $1,337,015        $1,683,845
                                                                       ==========        ==========


                 See notes to consolidated financial statements

                   EMERGIN MEDIA HOLDINGS INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        For the Nine
                                                        Months Ended                             For the Year Ended
                                                        September 30,                                December 31,
                                                             2006             2005              2005              2004
                                                             ----             ----              ----              ----
                                                         (Unaudited)
                                                         -----------
Sales                                                   $    338,209      $  1,896,062      $  2,937,588      $  2,306,140
                                                        ------------      ------------      ------------      ------------
Costs and expenses:
  Cost of sales                                              269,225           647,740         1,400,293         1,030,430
  Selling and marketing expenses                               2,276            76,741            89,900            85,022
  General and administrative expenses                         89,245           104,804           148,119           169,680
  Other operating expenses                                    15,164            26,875             5,538            30,957
                                                        ------------      ------------      ------------      ------------
                                                             375,910           856,160         1,643,850         1,316,089
                                                        ------------      ------------      ------------      ------------
  Income (loss) from operations                              (37,701)        1,039,902         1,293,738           990,051

Other income (expense):
  Net gain (loss) on sale of fixed assets                     (3,480)         (334,123)         (334,123)            1,941
  Other income                                                27,462            15,011                29                 -
  Interest expense                                                 -            (6,658)           (6,658)          (38,805)
                                                        ------------      ------------      ------------      ------------
     Total other income (expense)                             23,982          (325,770)         (340,752)          (36,864)
                                                        ------------      ------------      ------------      ------------

Earnings (loss) before provision for income taxes            (13,719)          714,132           952,986           953,187

Income tax provision                                               -          (165,607)         (221,230)         (185,204)
                                                        ------------      ------------      ------------      ------------

Net earnings (loss)                                     $    (13,719)     $    548,525      $    731,756      $    767,983
                                                        ============      ============      ============      ============


Earnings (loss) per common share -
   basic and diluted                                    $          -      $       0.04      $       0.05      $      (0.01)
                                                        ============      ============      ============      ============

Wieghted average number of common
  shares outstanding - basic and diluted                  15,053,000        15,053,000        15,053,000        15,053,000
                                                        ============      ============      ============      ============


                 See notes to consolidated financial statements

                  EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
    FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2006


                                                                     Common Stock                                       Accumulated
                                                                     ------------                          Retained        Other
                                                Comprehensive    Number of               Additional Paid   Earnings    Comprehensive
                                   Total           Income        Shares         Amount     In Capital      (Deficit)   Income (Loss)
                                   -----           ------        ------         ------     ----------    -----------   -------------
Balance, January 1, 2004        $    (64,022)                  15,053,000    $  15,053     $   14,208    $  (93,283)      $       -

Net earnings, 2004                   767,983   $    767,983                          -                      767,983

Currency translation                 (26,964)       (26,964)                         -                            -         (26,964)
                                               ------------
    Comprehensive income                       $    741,019
                                               ============

                                ------------                 ----------------------------------------------------------------------
Balance, December 31, 2004           676,997                   15,053,000       15,053         14,208       674,700         (26,964)

Net earnings, 2005                   731,756   $    731,756                          -                      731,756               -

Currency translation                  31,207         31,207                          -                            -          31,207
                                               ------------
    Comprehensive income                       $    762,963
                                               ============

                                ------------                 ----------------------------------------------------------------------
Balance, December 31, 2005         1,439,960                   15,053,000       15,053         14,208     1,406,456           4,243

Net loss, nine months ended
  September 30, 2006                 (13,719)  $    (13,719)                                               (13,719)

Currency translation                  13,541         13,541                                                                  13,541

Dividend                          (1,000,000)                                                            (1,000,000)

                                               ------------
     Comprehensive (loss)                      $       (178)
                                               ============

                                ------------                 ----------------------------------------------------------------------
                                $    439,782                   15,053,000    $  15,053     $   14,208    $  392,737       $  17,784
                                ============                 ======================================================================


                 See notes to consolidated financial statements

                  EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                              For the
                                                                         Nine Months Ended       For the Year Ended
                                                                           September 30,             December 31,
                                                                                2006            2005           2004
                                                                                ----            ----           ----
Cash flows from operating activities:

Net income (loss)                                                        $   (13,719)     $   731,756     $   767,983
Adjustmets to reconcile net income (loss) to net cash
  provided by operating activities:
Depreciation                                                                  44,546          128,934         127,100
(Gain) loss on disposition of fixed assets, net                                3,645          334,123          (1,941)
Deferred income taxes                                                           (111)             670           2,558
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables                                     (78,543)         339,785        (391,554)
(Increase) decrease in inventories                                            34,919           29,929         (42,795)
(Increase) decrease in employee receivables and other                        146,521         (148,843)         50,408
(Increase) decrease in refundable taxes and tax deposits                      20,278            4,995         (69,986)
Increase (decrease) in accounts payable,
  accrued liabilities and income taxes payable                                40,573         (622,666)        638,066
                                                                         -----------      -----------     -----------

   Net Cash Provided by Operating
      Activities                                                             198,109          798,683       1,079,839
                                                                         -----------      -----------     -----------

Cash flows from investing activities:

Purchase of property, plant and equipment                                    (93,000)        (263,057)       (326,958)
Proceeds from sale of fixed assets                                            14,060           99,957               -
Payments made on investment                                                  (59,765)        (352,397)        (44,820)
                                                                         -----------      -----------     -----------

   Net Cash Used In Investing Activities                                    (138,705)        (515,497)       (371,778)
                                                                         -----------      -----------     -----------

Cash flows from financing activities:

Proceeds from borrowings                                                           -                -          25,362
Payments on notes payable                                                          -         (270,000)       (410,327)
Dividends paid                                                              (353,394)               -               -
                                                                         -----------      -----------     -----------

   Net Cash Used In Financing Activities                                    (353,394)        (270,000)       (384,965)
                                                                         -----------      -----------     -----------

Effect of exchange rate changes on cash                                       30,164           31,207         (26,964)
                                                                         -----------      -----------     -----------

Net Increase (decrease) in Cash                                             (263,826)          44,393         296,132

Cash - Beginning of Year                                                     493,553          449,160         153,028
                                                                         -----------      -----------     -----------

Cash - End of Year                                                       $   229,727      $   493,553     $   449,160
                                                                         ===========      ===========     ===========


                 See notes to consolidated financial statements

                  EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   For the
                                                              Nine Months Ended    For the Year Ended
                                                                 September 30,         December 31,
                                                                     2006            2005         2004
                                                                     ----            ----         ----
Supplemental disclosure cash flow information:

Cash paid for interest                                              $       -     $  115,600   $ 11,445
                                                                    =========     ==========   ========

Cash paid for income taxes                                          $  83,452     $  231,379   $ 45,617
                                                                    =========     ==========   ========


                 See notes to consolidated financial statements

                  EMERGING MEDIA HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 SEPTEMBER 30, 2006, DECEMBER 31, 2005 and 2004
                (The notes for September 30, 2006 are unaudited)

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheet as of September 30, 2006, and the consolidated statements of operations, stockholders' equity and cash flows for the periods presented have been prepared by Emerging Media Holdings, Inc. (the "Company" or "EMH") and are unaudited. In the opinion of management, all adjustments, (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in stockholders' equity and cash flows have been made. The information for December 31, 2005 and 2004 was derived from audited financial statements.

Organization
------------


Emerging Media Holdings, Inc was incorporated in the State of Nevada on September 3, 2003. The Company directs its operations through its subsidiaries, Cabavarum S.R.L. ("Cabavarum") and Analytic Media Group, S.A. ("AMG"). Both subsidiaries' operations and assets are located in the Republic of Moldova. Through its subsidiaries, the Company's primary activities are in radio and television broadcasting. The Company earns its revenue primarily through advertisement sales. The Company also derives revenues from the sale of concrete mixes. This segment is currently in its initial stages. Revenue and net earnings from this segment represent less then 1% of total revenues and net earnings for the year ended December 31, 2005 and 2004. The segment is considered immaterial to the consolidated statements and accordingly no segment information is provided.


Basis of Presentation
---------------------


In July 2006, EMH entered into a share exchange agreement with Cabavarum S.R.L. ("Cabavarum"), a Moldavia company, with primary activities in radio and television broadcasting. In connection with the share exchange, the Company acquired the assets and assumed the liabilities of Cabavarum. For accounting purposes, the share exchange has been treated as a recapitalization of Cabavarum.

As provided for in the share exchange agreement, the stockholders of Cabavarum received 5,251,000 shares of newly issued EMH common stock in exchange for the outstanding shares of Cabavarum they held, which was accounted for as a recapitalization. The financial statements prior to July 2006, are those of Cabavarum and reflect the assets and liabilities of Cabavarum and AMG at historical carrying amounts. In addition, certain shareholders of EMH transferred 6,726,400 shares to associates of Cabavarum. The associates of Cabavarum provided consulting services in connection with the merger with EMH, marketing activities, relations within the Russian media market, computer programming and future acquisitions.

Immediately following the share exchange, EMH had a total of 15,053,000 common shares issued and outstanding, of which the shareholders and associates of Cabavarum controlled 80% of the outstanding common stock.


The financial statements of EMH have been revised to retroactively reflect the share exchange.


In addition, the resignation of the former officer and directors of EMH took effect upon the close of the share acquisition exchange. The Cabavarum Board of Directors became the Board of Directors of EMH and Chiril Luchinsky became president and Chief Executive Officer.



Significant Accounting Policies
-------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Economic and Political Risks
----------------------------

The Company faces a number of risks and challenges since its operations are in the Republic of Moldova and its primary market is in Moldova. The financial statements have been prepared assuming the Company will continue as a going concern. 100% of the consolidated assets are located in Moldova and 100% of the consolidated revenue is earned in Moldova.

Cash Equivalents
----------------

Cash equivalents include short-term investments in commercial paper with an original maturity of three months or less when purchased at September 30, 2006 and December 31, 2005, cash equivalents approximated $250,000 and $250,000, respectively.

Marketable Securities
---------------------

The Company classifies its equity securities as "available for sale", and accordingly, reflects gains and losses, net of deferred taxes, as other comprehensive income.

The fair values of marketable securities are based on quoted market prices. Realized gains or losses from the sale of marketable securities are based on the specific identification method.

Inventories
-----------

Inventories are stated at the lower of cost or market on average cost basis, and includes finished goods, raw materials, packaging material and product merchandise relating to the concrete mixers. Finished goods include costs of raw materials, packaging, labor used in production, and warehousing on facilities and equipment.
Property, Plant and Equipment
-----------------------------

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The lives applied are as follows:

           Vehicles and office equipment           7 Years
           Buildings and storage facilities     30 - 35 Years
           Manufacturing equipment                 5 Years

Foreign Currency Translation
----------------------------

Conversion of currency from a Republic of Moldova lei ("MDL$") into a United States dollar ("US$") has been made at the respective applicable rates of exchange. Monetary assets and liabilities denominated in foreign currencies are converted into US$ at the applicable rate of exchange at the balance sheet date.

Conversion of currency from MDL$ into US$ has been made at the rate of exchange on September 30, 2006 and December 31, 2005: at US$1.00: MDL 13.29: and US$1.00:
MDL$12.83. Income and expense items were converted at the average rates for the years and period then ended.

Use of Estimates
----------------

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
-------------------

Revenue from advertisement sales is recognized on a contract basis and is earned over the life of the contract as the services for advertising are performed.

Revenue from the concrete mixers segment is recognized when title passes to the customer upon delivery of the product to a third party shipper.


Evaluation of Long-lived Assets
-------------------------------

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If the carrying value of the long-lived assets exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Income Taxes
------------

Taxes are calculated in accordance with taxation principles currently effective in the Republic of Moldova and the Untied States of America.

The Company accounts for income taxes using the asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of reported assets and liabilities.

Concentration of Credit Risk
----------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and accrued expenses.

The Company's cash and cash equivalents are concentrated primarily in four banks in Moldova. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that hold the

Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Receivables are reviewed daily and credit is given after the review of the Company's credit policies.

New Financial Accounting Standards
----------------------------------

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes that registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, with earlier application encouraged for any interim period of the first fiscal year ending after November 15, 2006, filed after the publication of SAB No. 108 (September 13, 2006). The Company is currently evaluating the impact that SAB No. 108 could have on its results of operations or financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans", an amendment of FASB Statements No. 87, 88, 106 and 132(R). FASB 158 will require employers to recognize their defined benefit plans' overfunded or underfunded status in their balance sheets, require employers to measure plan assets and plan obligations as of the balance sheet date, immediately recognize any remaining transition obligation currently being deferred, and recognize actuarial gains and losses through other comprehensive income. The statement is effective for fiscal years ending after December 15, 2006. The Company is evaluating SFAS No. 158 and has not determined the impact it will have on its consolidated financial statements as of and for the year ended December 31, 2006.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Correction" - a replacement of APB Opinion No. 20 and FASB statement No.
3. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The statement also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. This statement is effective for accounting changes and corrections made in fiscal years beginning after December 31, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's financial position or results of operations.

----------------------------------

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No. 123(R) is effective as to the Company as of the beginning of the Company's 2006 fiscal year. The Company will account for stock-based compensation costs prospectively at the time of adoption. The adoption of SFAS 123(R) is not expected to have a material effect on the Company's results of operations.

In December 2004, the FASB issued SFAS No. 153, an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets". SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

2. MARKETABLE SECURITIES

   At September 30, 2006 and December 31, 2005, respectively, marketable securities have a cost and estimated fair value of $460,965 and $401,200.

3. INVENTORIES

   Inventories are summarized as follows at September 30, 2006 and December 31, 2005:

                                              September 30,      December 31,
                                                  2006               2005
                                                  ----               ----

                Raw materials                   $ 7,491            $11,200
                Small tools                       3,098              3,177
                Purchased goods and other         3,293             34,424
                                                -------            -------
                                                $13,882            $48,801
                                                =======            =======

4. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consisted of the following at September 30, 2006 and December 31, 2005:


                                                 September 30,      December 31,
                                                     2006               2005
                                                     ----               ----

         Land                                    $   6,605          $   6,842
         Buildings, machinery and equipment        604,286            544,653
         Construction in progress and other         33,825             97,235
                                                 ---------          ---------
                                                   644,716            648,730
          Less accumulated depreciation           (376,230)          (360,790)
                                                 ---------          ---------
                                                 $ 268,486          $ 287,940
                                                 =========          =========


   Depreciation expense for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006 and 2005 totalled $128,934, $127,100, $44,546 and $96,700, respectively.

5. NOTES PAYABLE

   The Company was advanced funds from a foreign company in 2000. The loan in the amount of $270,000 was paid in March 2005. The loan bears interest at 10% per annum. The Company recorded interest of $6,658 and $27,360 for the years ended December 31, 2005 and 2004.

   During 2004, the Company paid off a capital lease obligation in the amount of approximately $410,000. The Company expensed interest of $11,445 during the year ended December 31, 2004.


6. INCOME TAXES

The nominal statutory corporate rate in the Republic of Moldova is 20% for 2004 and 18% for 2005 and 2006. Taxes are calculated in accordance with Moldovan regulations and are paid annually. Taxes are calculated on a separate entity basis since consolidation for tax purposes is not permitted in Moldova. Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The principal items giving rise to deferred taxes are the use of accelerated depreciation methods for machinery and equipment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2006 and December 31, 2005:


                                                               September 30,                 December 31,
                                                                   2006                         2005
                                                       Temporary         Tax         Temporary          Tax
                                                       Difference       Effect       Difference        Effect
                                                       ----------       ------       ----------        ------
Deferred tax assets:
  Net operating loss carryforwards                      $     -        $     -         $     -         $     -
  Less valuation allowance                                    -              -               -               -
                                                        -------        -------         -------         -------

Net deferred tax assets                                       -              -               -               -
                                                        -------        -------         -------         -------

Deferred tax liabilities
  Book depreciation in excess of tax depreciation        17,317          3,117          17,933           3,228
                                                        -------        -------         -------         -------

Net deferred tax                                        $17,317        $ 3,117         $17,933         $ 3,228
                                                        =======        =======         =======         =======


7. STOCKHOLDERS' EQUITY

In March, 2006, the Board of Directors of the Company's AMG subsidiary authorized a dividend of $1,000,000, of which $353,394 was paid and the balance due of $646,606 is included on the Company's balance sheet at September 30, 2006.

PART III

Item 1:  INDEX TO EXHIBITS

Attached hereto are the exhibits as required.

Item 2:  DESCRIPTION OF EXHIBITS







Exhibit No.                Description of Exhibit
-----------                ----------------------------
3.1                        Articles of Incorporation (1)
3.2                        By-Laws (1)
10                         Distribution Agreement, dated December 29, 2006 with
                           NTV Hungary Commercial Limited Liability Company (1)
23.1                       Consent of Wiener, Goodman & Company, P.C. (2)
23.2                       Consent of Wiener, Goodman & Company, P.C. (2)


(1)      Previously filed on Form 10-SB filed January 23, 2007
(2)      Filed Herewith




         SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Emerging Media Holdings




March 21, 2007                      By: /s/ Iurie Bordian
                                            -------------------------------
                                            Iurie Bordian, President









                                       20